Tesla, Inc.  (TSLA)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

TSLA Shareholder

Please vote for Management Proposal 3:

The Tesla management proposal to eliminate the lopsided 67% supermajority voting requirements.

This proposal topic won 56% support as a non-binding Tesla shareholder proposal in 2020.

And Tesla management recommended a vote for this proposal topic in 2019 with 230 words of support.

Now Tesla management has abruptly switched to opposing its own Proposal 3 and describes its opposition to its own proposal as “no recommendation.”

Perhaps a proxy advisor firm can advise how seldom the management of a major company opposes its own proposal at an annual meeting.

It is super important to vote for Management Proposal 3 because it requires an elevated 67% approval of all shares outstanding.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.